
------------------------------------------------------------------------------------
SEC           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02)  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
------------------------------------------------------------------------------------


                                                    --------------------------------
              UNITED STATES                                  OMB APPROVAL
                                                    --------------------------------
   SECURITIES AND EXCHANGE COMMISSION               OMB Number:
                                                    --------------------------------
         WASHINGTON, D.C. 20549                     Expires:
                                                    --------------------------------
                                                    Estimated average burden hours
                                                    per response . . . . . 11
                                                    --------------------------------



                                  SCHEDULE 13D
                               (AMENDMENT NO. 12)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69357C107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------                    ------------------------
CUSIP NO.     69357C107                                 PAGE 2 OF 10 PAGES
------------------------------------                    ------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM CAPITAL PARTNERS, L.P.      I.R.S. ID: 94-3205364
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
 OWNED BY                       issuable upon conversion of notes and payable as
   EACH                         shares of interest under the notes) (see Item 5)
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN, IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------                    ------------------------
CUSIP NO.     69357C107                                 PAGE 3 OF 10 PAGES
------------------------------------                    ------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            RICHARD C. BLUM & ASSOCIATES, INC.            I.R.S. ID:  94-2967812
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
 OWNED BY                       issuable upon conversion of notes and payable as
   EACH                         shares of interest under the notes) (see Item 5)
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------                    ------------------------
CUSIP NO.     69357C107                                 PAGE 4 OF 10 PAGES
------------------------------------                    ------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM STRATEGIC GP, L.L.C.         I.R.S. ID: 94-3303831
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
 OWNED BY                       issuable upon conversion of notes and payable as
   EACH                         shares of interest under the notes) (see Item 5)
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------                    ------------------------
CUSIP NO.     69357C107                                 PAGE 5 OF 10 PAGES
------------------------------------                    ------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM STRATEGIC PARTNERS II, L.P.      I.R.S. ID:  94-3395151
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
 OWNED BY                       issuable upon conversion of notes and payable as
   EACH                         shares of interest under the notes) (see Item 5)
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------                    ------------------------
CUSIP NO.     69357C107                                 PAGE 6 OF 10 PAGES
------------------------------------                    ------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BLUM STRATEGIC GP II, L.L.C.                I.R.S. ID:  94-3395150
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            See Item 3
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    13,939,012 shares (including 4,651,939 shares
 OWNED BY                       issuable upon conversion of notes and payable as
   EACH                         shares of interest under the notes) (see Item 5)
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            13,939,012 shares (including 4,651,939 shares issuable upon conversion of notes and payable as shares of interest under the notes) (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.0% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

This Amendment No. 12 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 2, 2003 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II") (collectively, the "Reporting Persons"); and Richard C. Blum. This amendment to the Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented by the following:

     On December 9, 2005, certain members of the Ad Hoc Committee entered into an Amendment to the Commitment Letter with the Company, dated November 28, 2005 and disclosed in the Reporting Persons previous amendment to this Schedule 13D. A copy of the Amendment to the Commitment Letter is attached as an exhibit hereto and incorporated into this Item 4 by reference.

     Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

     Item 5 (a) and (b) are hereby amended and replaced by the following updated information:

     (a),(b) According to the Company's most recent Form 10-Q, there were 67,956,832 Shares issued and outstanding as of October 31, 2005. Based on such information, the Reporting Persons report beneficial ownership of 13,939,012 Shares of which they share the power to dispose and direct the vote. The 13,939,012 Shares represent 17.0% of the total issued and outstanding Shares. The Ad Hoc Committee may be deemed to be a group.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     The Amendment to the Commitment Letter is incorporated by reference into this Item 6.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1.   Joint Filing Agreement dated December 12, 2005.

2. Amendment to Commitment Letter, dated December 9, 2005 among the Reporting Persons and the Company.

                                   SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

BLUM CAPITAL PARTNERS, L.P.
By:  Richard C. Blum & Associates, Inc.
     its General Partner


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Counsel and Secretary

RICHARD C. BLUM & ASSOCIATES, INC.


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Counsel and Secretary


BLUM STRATEGIC GP, L.L.C.


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Member and General Counsel


BLUM STRATEGIC PARTNERS II, L.P.
By:  Blum Strategic GP II, L.L.C.,
     Its General Partner


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Member and General Counsel


BLUM STRATEGIC GP II, L.L.C.


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Member and General Counsel

                                  EXHIBIT INDEX

1.   Joint Filing Agreement dated December 12, 2005.

2. Amendment to Commitment Letter, dated December 9, 2005 among the Reporting Persons and the Company.

                                    EXHIBIT 1

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of December 12, 2005

BLUM CAPITAL PARTNERS, L.P.
By:  Richard C. Blum & Associates, Inc.
     its General Partner


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Counsel and Secretary


RICHARD C. BLUM & ASSOCIATES, INC.


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Counsel and Secretary


BLUM STRATEGIC GP, L.L.C.


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Member and General Counsel

BLUM STRATEGIC PARTNERS II, L.P.
By:  Blum Strategic GP II, L.L.C.,
     Its General Partner


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Member and General Counsel


BLUM STRATEGIC GP II, L.L.C.


By:  /s/ Gregory D. Hitchan
     ------------------------------
     Name:  Gregory D. Hitchan
     Title: Member and General Counsel

                                                                  EXECUTION COPY



     PETRUS SECURITIES L.P.                          BLUM STRATEGIC PARTNERS II, L.P.

PARK CENTRAL GLOBAL HUB LIMITED                 BLUM STRATEGIC PARTNERS II GMBH & CO. KG.








                                                     December 9, 2005





PRG-Schultz International, Inc.
600 Galleria Parkway
Suite 100
Atlanta, Georgia  30339
Attention: James B. McCurry


                  Re:      AMENDMENT TO COMMITMENT LETTER


Dear Mr. McCurry:

         Reference is made to (i) the commitment letter, dated as of November 28, 2005 (the "COMMITMENT LETTER"), addressed to PRG-Schultz International, Inc. (the "PARENT") by each of Petrus Securities L.P. ("Petrus"), Parkcentral Global Hub Limited (together with Petrus, collectively, the "PETRUS ENTITIES"), Blum Strategic Partners II GmbH & Co. KG. ("BLUM") and Blum Strategic Partners II, L.P. (together with Blum, collectively, the "BLUM ENTITIES" and, together with the Petrus Entities, each a "LENDER" and collectively, the "LENDERS") and (ii) the Term Sheet (as defined in the Commitment Letter). Capitalized terms used herein shall have the meanings set forth in the Commitment Letter.

         The Parent and the Lenders desire to amend the Commitment Letter and the Term Sheet to (i) extend the effectiveness of the Lenders' commitment until December 15, 2005 and (ii) increase the aggregate principal amount of the Financing Facility under the Commitment Letter from $8,000,000 to $10,000,000 (the "INCREASED FACILITY AMOUNT"), and the Lenders have agreed to extend the commitment period and increase the Financing Facility, upon, and subject to, the terms and conditions hereinafter set forth.

PRG-Schultz International, Inc.
December 9, 2005
Page 2






         Notwithstanding anything contained in the Commitment Letter and the Term Sheet, the parties agree that:

         1. the Financing Facility is hereby increased to the aggregate principal amount of $10,000,000;

         2. the Parent shall pay to the Lenders, based on their ratable portion of the increased commitment, in immediately available funds, a non-refundable fully-earned commitment fee equal to $25,000 (the "ADDITIONAL COMMITMENT FEE"), which is in addition to the Commitment Fee of $100,000 received by the Lenders prior to the date of this letter, but taken together with the Additional Commitment Fee, shall constitute the Commitment Fee referred to in the Commitment Letter and the Term Sheet; and

         3. the commitment of the Lenders to provide the Financing Facility shall expire at 5:00 p.m. (New York City time) on December 15, 2005, unless prior thereto, definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied (it being understood that the Parent's obligation to pay all amounts in respect of indemnification and Expenses shall survive termination of this commitment letter).

         Except as expressly set forth in this letter, (i) nothing contained herein shall be construed in any manner to modify, affect, or impair the provisions of the Commitment Letter or the Term Sheet and (ii) the Commitment Letter shall continue in full force and effect.

         The offer by the Lenders to modify the Commitment Letter and Term Sheet shall expire at 5:00 p.m. (New York City time) on December 9, 2005, unless prior thereto (A) each Lender has received a copy of this letter, signed by each other Lender and the Parent accepting the terms and conditions of the Commitment Letter and the Term Sheet, as modified by this letter, and (B) the Lenders shall have received the Additional Commitment Fee in immediately available funds.

         This letter (i) shall be governed by the law of the State of New York,
(ii) shall be binding upon the parties and their respective successors and assigns, (iii) may not be relied upon or enforced by any other person or entity, and (iv) may be signed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. This letter may be amended, modified or waived only in a writing signed by the parties hereto.

PRG-Schultz International, Inc.
December 9, 2005
Page 3






                                          Very truly yours,

---------------------------------------- ---------------------------------------

BLUM STRATEGIC PARTNERS II, L.P.         BLUM STRATEGIC PARTNERS II GMBH &
                                         CO. KG.


By:  /s/ Jose S. Medeiros               By:  /s/ Jose S. Medeiros
   -----------------------------------      ----------------------------------
Name:  Jose S. Medeiros                 Name:  Jose S. Medeiros
Title: Partner                          Title: Partner
-------------------------------------- ---------------------------------------

PARKCENTRAL GLOBAL HUB LIMITED           PETRUS SECURITIES L.P.


By:  /s/ Steven Blasnik                  By:  /s/ Steven Blasnik
   -----------------------------------      ----------------------------------
Name:  Steven Blasnik                    Name:  Steven Blasnik
Title: President                         Title: President of G.P.
---------------------------------------- ---------------------------------------



Agreed and accepted on this

9th day of December 2005:

PRG-SCHULTZ INTERNATIONAL, INC.


By:  /s/ James B. McCurry
   ----------------------------------------
   Name:  James B. McCurry
   Title: President and Chief Executive Officer